UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-5109

Micropac Industries, Inc.

(Exact name of registrant as specified in its charter)

1655 State Highway 66
Garland, Texas 75040 (972) 272-3571
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of as of the certification or notice date: 1*

* On December 30, 2024, pursuant to the terms of the previously announced Agreement and Plan of Merger by and among Micropac Industries, Inc., a Delaware corporation (the “Company”), Teledyne Technologies Incorporated, a Delaware corporation (“Parent”), and Harrier Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent the (“Merger”). Upon completion of the Merger, the Company was renamed Teledyne Micropac, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Teledyne Micropac, Inc., f/k/a Micropac Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2024

TELEDYNE MICROPAC, INC., f/k/a MICROPAC INDUSTRIES, INC.

By:	/s/ Melanie S. Cibik
Name:	Melanie S. Cibik
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary